07007825

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

NITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

BB 6/22

SEC FILE NUMBER
8-37601

FACING PAGE

Information Required of Brokers and Dealers
Pursuant to Section 17 of theSecurities Exchange Act of 1934 and
Rule 17a-5 Thereunder

SEC MAIL PROCESSING RECEIVED JUN 1 1 2007 WASH. D.C. SECTION

REPORT FOR THE PERIOD BEGINNING 04/01/2006 AND ENDING 03/31/07
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ProFunds Distributors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Summer Street, Suite 1500
(No. and Street)

Boston (City) MA (State) 02110 (Zip Code)

NAME AND TELEPHONE OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Edward Pike 614-470-8280
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name)*

One North Wacker Drive (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 2 5 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

6/22

OATH OR AFFIRMATION

I, J. Edward Pike, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ProFunds Distributors, Inc. as of March 31, 2007 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

DIANE R. WENDEL BAKER
Notary Public, State of Ohio
My Commission Expires 8-20-2011

Notary Public

Signature

Financial and Operations Principal
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page
- ☐ (b) Statement of Financial Condition
- ☒ (c) Statement of Income
- ☐ (d) Statement of Cash Flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanations, or the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
- ☐ (k) A Reconciliation between Audited and Unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Form.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BISYS®

June 8, 2007

Ms. Cindy Miller
NASD
Boston District
99 High Street
Boston, MA 02110

RE: ProFunds Distributor, Inc. CRD#19541
Annual Audited Statements – Statement of Operations

Dear Ms. Miller:

ProFunds Distributor, Inc., a registered broker-dealer, has a fiscal year end of March 31. The Financial Statements and Supplementary Information dated March 31, 2007 were filed timely in accordance with U.S. Securities and Exchange Commission (SEC) Rule 17a-5.

It was recently discovered that the in the Statement of Operations revenue section, $2,582,942 was misclassified as commissions instead of distribution and distribution related fees.

Under the Notes to Financial Statements, Summary of Significant Accounting Policies, Revenue Recognition; the second paragraph discloses the arrangement and specifies how the transactions are reflected in the statement of operations. This disclosure states that the revenues were reflected as distribution and distribution related fees.

The attached Statement of Operations is updated to move the associated revenues from commissions to distribution and distribution related fees. This change does not change total revenues, net income or net capital and has no balance sheet impact. The Company believes that the adjustment listed above is not a material change to the financial statements.

If you have any additional questions, I can be reached at (614) 470-8280

Regards,

J. Edward Pike
Financial Principal

3435 Stelzer Road, Suite 1000 • Columbus, OH 43219
614-470-8000
www.bisys.com

ProFunds Distributor, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)
Statement of Operations
Year Ended March 31, 2007

Revenues		
Distribution and distribution related fees	$	7,969,819
Base distribution fees		117,400
License fees rebill		88,245
Total revenues		8,175,464
Expenses		
Distribution and distribution related expense		7,969,819
Administrative service fee to affiliate		97,550
Professional fees		26,152
Licenses and fees		106,406
Intangibles tax		7,089
Other expenses		6,542
Total expenses		8,213,558
Loss before income tax benefit		(38,094)
Income tax benefit		(13,946)
Net loss	$	(24,148)

The accompanying notes are an integral part of these financial statements.

END